FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the quarter ended March 31, 2002

DSG International, Ltd.
(Translation of registrant’s name into English)

17/F Watson Centre, 16-22 Kung Yip Street, Kwai Chung, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DSG INTERNATIONAL REVENUES UP 25.1% IN FIRST QUARTER

DULUTH, Ga., June 26, 2002-DSG International Limited (NASDAQ:DSGIF) today announced financial results for the first quarter of 2002 ended March 31, 2002. Net sales for the first quarter of 2002 posted an increase of 25.1% to $74.8 million over the $59.8 million in the first quarter last year. Net loss for the first quarter of 2002 was $6,000, compared to a net loss of $108,000 in the first quarter of 2001.

The majority of the sales growth in the first quarter of 2002 resulted from the Drypers acquisition that occurred in March of last year. The Australian and Asian Pacific regions also recorded a growth in sales in the period compared to last year. Gross profit margin improved during the first quarter of 2002 to 32.3% from 30.5% in the same period last year. The improved gross profit margin performance is mainly attributed to increased efficiencies gained in the rationalization of the Company’s North American manufacturing facilities and an increase in volume across most of the Company’s businesses.

The Company’s selling, general and administrative expense as a percentage of net sales was 32.0% compared to 29.1% in the same period last year. The increase is mainly due to certain costs associated with integrating the Drypers business and also the step up of promotion activities in the Asian markets. In the quarter, the Company also recorded $200,000 for the final stages of restructuring in the Company’s North American operations relating to the Drypers acquisition. Interest expense in the first quarter of 2002 increased to $652,000, compared to $568,000 last year. This increase is the result of higher debt levels in the first quarter of this year relating to the Drypers acquisition. The Company had a tax credit of $845,000 in the first quarter of 2002 compared to a tax expense of $214,000 last year. The benefit is primarily due to a change in the U.S. tax law in the first quarter of 2002 allowing the losses of the Company’s North American operation in 2001 to be carried back five years instead of its normal two year carryback period resulting in a benefit of $1.5 million.

Brandon Wang, Chairman, said, “During the first quarter of 2002 the Company completed the integration of the Drypers acquisition from last March. The final steps in this integration included the closure of the Company’s manufacturing facility in Duluth, Georgia and the initiation of a major cost reduction effort throughout all of the Company’s North American Operations. The positive impact of these cost reduction efforts will benefit the Company during the remainder of 2002. With the completion of the integration of the acquisition and improved economic conditions in the Company’s major markets, the Company is now poised to significantly improve its financial performance over 2001. I look forward to communicating our improved financial results throughout the remainder of the year.”

DSG International Limited and its predecessors have been in the business of manufacturing and distributing disposable diapers since 1973. With manufacturing plants in Wisconsin, Ohio and Washington, the Company also maintains manufacturing operations in Hong Kong, Australia, Great Britain, China, Thailand, Indonesia and Malaysia. Additionally, the Company distributes its products throughout Asia, Australia, North America and Europe. The Company produces private label disposable diapers, adult incontinence products and training pants at certain of its operations. Its best selling brands include “Fitti®”, “Pet Pet®”, “Cosies®”, “Cosifits®”, “Baby Love®”, “Babyjoy®”, “Lullaby®”, “Cares®”, “Cuddles®”, “Super Fan-nies®”, “Dispo 123™”, “Handy™”, “Certainty®”, “Merit®” and “Drypers®”.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This news release may contain forward-looking statements or predictions. These statements represent our judgment as of this date and are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed in such forward-looking statements. Potential risks and uncertainties are discussed in depth in DSG International Ltd. filings with the SEC, copies of which may be accessed through the SEC’s World Wide Web site at http://www.sec.gov.

June 26, 2002

Company Contact:
Karen Ortega
DSG International
Tel. 678-957-9989
Karen.Ortega@ahp-dsg.com

STATEMENTS OF OPERATIONS AND BALANCE SHEET DATA

The Statements of Operations for the three-month period ended March 31, 2002 and 2001, and the Balance Sheet information as of March 31, 2002, are derived from unaudited financial statements which, in the opinion of the management, include all necessary adjustments, consisting only of normally recurring adjustments, for a fair presentation of the results of operations for these time frames. The results for the periods, however, are not necessarily indicative of the results for the full year.

SUMMARY OF RESULTS
(In thousands, except per share amounts, unaudited)

	Three months ended March 31,
	2002	2001
Net sales	$74,841	$59,804

Gross profit	24,174	18,246

Gain on sale of property, plant and equipment	—	19
Selling, general and administrative expense	(23,968)	(17,419)
Restructuring expenses	(200)	—

Operating income	6	846

Interest expense	(652)	(568)
Exchange gain (loss)	156	(348)
Other income	37	146

Income (loss) before income taxes and minority interest	(453)	76

Credit (provision) for income taxes	845	(214)
Minority interest	(398)	30

Net loss	$(6)	$(108)

Loss per share	$(0.00)	$(0.02)

Weighted average number of shares outstanding	6,989	6,675

STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in thousands, unaudited)

	Three months ended March 31,
	2002	2001
Net loss	$(6)	$(108)

Other comprehensive income (expense)
Foreign currency translation adjustments	507	(1,257)

Comprehensive income (loss)	$501	$(1,365)

BALANCE SHEET DATA
(Dollars in thousands, unaudited)

	March 31, 2002	December 31, 2001
Working capital	$3,944	$3,144
Total assets	138,778	138,648
Long-term debt	11,957	13,218
Shareholders’ equity	39,706	38,981

On March 31, 2002, the Company had cash and cash equivalents of $7.8 million.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DSG INTERNATIONAL, LTD.

(Registrant)

By:	/s/ EDMUND J. SCHWARTZ

Chief Financial Officer

Date:	June 26, 2002